FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 31 December 2015, Cori Bargmann, a Director of the Company notified us that, on 30 December 2015, she became interested in 2,500 AstraZeneca PLC American Depositary Shares (ADSs) at a price of $34.42 per ADS as a result of a purchase of shares on the New York Stock Exchange.

Two ADSs equal one AstraZeneca PLC Ordinary Share of $0.25.

A C N Kemp
Company Secretary
4 January 2016

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 January 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary